SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment ___) 1

Atlas Minerals Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

049371-10-7
(CUSIP Number)

Vincent J. Catalano C. Catalano Co., Inc. 2030 West Clybourn Street Milwaukee, Wisconsin 53233 (414) 933-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

___________________
1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect o the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049371-10-7		13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vincent J. Catalano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7	SOLE VOTING POWER 1,740,644
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,740,644
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP NO. 049371-10-7                                             Page   3   of   5   Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Atlas Minerals Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 8040 South Coal Road, Tucson, Arizona 85706.

Item 2. Identity and Background

The person filing this statement is Vincent J. Catalano. Mr. Catalano is a citizen of the United States of America and his principal occupation is serving as an owner of C. Catalano Co., Inc. Mr. Catalano's business address is 2030 West Clybourn Street, Milwaukee, Wisconsin 53233.

During the past five years, Mr. Catalano has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock beneficially owned by Mr. Catalano were purchased for cash, obtained from personal investment funds.

Item 4. Purpose of Transaction

Mr. Catalano has been a long-time investor in the Company, with his investment in the Company having been acquired, and continuing to be acquired, for investment purposes.

Mr. Catalano does not currently have any plans or proposals relating to any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 049371-10-7                                             Page   4   of   5   Pages

Item 5. Interest in Securities of the Issuer

As of October 23, 2006, Mr. Catalano beneficially owns 1,740,644 shares of the Common Stock. Based on 6,765,236 shares of Common Stock outstanding as of April 12, 2004, as reported in the Company's Form 10-KSB for the year ended December 31, 2003, the Common Stock held by Mr. Catalano constituted approximately 25.7% of the issued and outstanding shares of Common Stock of the Company. Mr. Catalano possesses sole voting and investment power over all of such shares of Common Stock.

On December 14, 2004, Mr. Catalano purchased 959,981 shares of Common Stock for a total of $82,000 in a privately negotiated acquisition.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

CUSIP NO. 049371-10-7                                                              Page   5   of   5   Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006                     /s/ Vincent J. Catalano
                                 Vincent J. Catalano